[BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC LETTERHEAD]
COMMERCE CENTER SUITE 1000 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 PHONE: 615.726.5600 FAX: 615.726.0464 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219 WWW.BAKERDONELSON.COM

Gary M. Brown
Direct Dial: (615) 726-5763
Direct Fax: (615) 744-5763
E-Mail Address: gbrown@bakerdonelson.com

April 21, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re: Prestige Brands Holdings, Inc.
Form 10-K/A for Fiscal Year Ended March 31, 2005
Filed on January 12, 2006
File No. 001-32433
Prestige Brands International LLC
Form 10-K/A for Fiscal Year Ended March 31, 2005
Filed on January 12, 2006
File No. 333-11752818-18

Dear Mr. Rosenberg:

As counsel for Prestige Brands Holdings, Inc (“Holdings”) and Prestige Brands International LLC (“International”) (Holdings and International collectively referred to herein as the "Company"), I acknowledge receipt of the letter dated March 31, 2006 (the "Comment Letter"). After receipt of the Comment Letter, the Company also was contacted by Mr. Frank Wyman of your office with a question regarding the failure of International to file a separate Annual Report on Form 10-K for the fiscal year ended March 31, 2005 (the “Supplemental Comment”). On Friday, April 14, I spoke to Mr. Wyman with questions about the Comment Letter and indicated that the Company had prepared a draft of the formal response to the Comment Letter and the Supplemental Comment and planned to submit it this week after the Company has an opportunity to review the response with its audit committee and independent registered public accounting firm. I confirmed those intentions in a letter to the Commission on Friday filed electronically via EDGAR.

The following are the Company’s responses to the Comment Letter and the Supplemental Comment. For convenience, we have repeated each of the Staff’s comment in its entirety followed immediately by the Company’s response.

Form 10-K/A for Fiscal Year Ended March 31, 2005 filed on January 12, 2006
General

Comment #1:

Because Amendment No. 2 to the Annual Report on Form 10-K/A for the fiscal year ended March 31, 2005 is a combined report being filed separately by Prestige Brands Holdings, Inc. and Prestige Brands International, LLC the following comments apply to the Annual Report filed by each registrant.

Response to Comment #1:

The Company acknowledges that the comments in the Comment Letter apply to both Holdings and International.

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 22

Comment #2:

This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification for the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting policies and estimates, except for revenue recognition that is discussed in the next comment, please provide us information in disclosure-type format regarding the uncertainties in applying these accounting policies, the historical accuracy of these accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

Response to Comment #2:

The Company responds by offering the following revised disclosure, which it plans to include in future filings with the Commission starting with the Company’s Annual Report on Form 10-K for the year-ended March 31, 2006, with regard to critical accounting policies other than with respect to revenue recognition, which is discussed in Response to Comment #3 below.

Critical Accounting Policies and Estimates

The significant accounting policies are described in the notes of each of the audited financial statements included elsewhere in this document. All companies included within our consolidated group utilize the same critical accounting policies. While all significant accounting policies are important to our consolidated financial statements, certain of these require judgment and are based on estimates and assumptions that determine the reported amounts of assets, liabilities, revenues, expenses and the related disclosure of contingent assets and liabilities. These estimates are based upon our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Such estimates would vary using different assumptions or conditions. Actual results will differ from the estimates and may, in some cases, differ materially from these estimates. The most critical accounting policies are as follows:

Allowances for product returns
Due to the nature of the consumer products industry, the Company is required to estimate future product returns. Accordingly, the Company records an estimate of product returns concurrent with recording sales which is made after analyzing (i) historical return rates, (ii) current economic trends, (iii) changes in customer demand, (iv) product acceptance, and (v) seasonality of our product offerings, and (vi)the impact of changes in product formulation, packaging and advertising.

The Company constructs its returns budget by looking at the previous year’s return history for each brand. Subsequently, each month, the Company estimates its current return rate based upon an average of the previous six month return rate and reviews that calculated rate for reasonableness giving consideration to the other factors described above. Our historical return rate has been relatively stable; for example, at March 31, 2005, 2004 and 2003, returns represented 3.6%, 3.6%, and 3.4% respectively, of gross sales.

While we utilize the methodology described above to estimate product returns, actual results may differ materially from our estimates, causing our future financial statements to be adversely affected. Among the factors that could cause a material change in the estimated return rate would be a significant unexpected return with respect to a product or products that comprise a significant portion of our revenues. Based upon the methodology described above and the actual returns experience, management believes the likelihood of such an event is remote. As noted, over the last three years, the Company’s actual product return rate has stayed within a range of 0.2% of gross sales. A change of 0.1% in our estimated return rate would have adversely affected our reported sales and operating income for fiscal 2005 by approximately $340,000. Net income would have been affected by approximately $207,000.

Allowances for obsolete and damaged inventory
The Company values its inventory at the lower of cost or market value. Accordingly, we reduce our inventories for the diminution of value resulting from product obsolescence, damage, or other issues affecting marketability equal to the difference between the cost of the inventory and its estimated market value. Factors utilized in the determination of estimated market value include (i) current sales data and historical return rates, (ii) estimates of future demand, (iii) competitive pricing pressures, (iv) new product introductions, (v) product expiration dates, and (vi) component and packaging obsolescence.

Many of the Company’s products are subject to expiration dating. Every month a report is circulated detailing inventory with expiration dating between 0 and 15 months. Because as a general rule retailers will not accept goods with expiration dating of less than 12 months dating, the company reserves for 100% of the cost of any item with expiration dating of 12 months or less.

At March 31, 2005 and 2004, the allowance for obsolete and slow moving inventory represented 5.6% and 1.2%, respectively, of total inventory. Inventory obsolescence costs charged to operations for the fiscal years ended March 31, 2005, 2004 and 2003 were 0.3%, 0.6%, and 0.3% of net sales, respectively.

A change of 0.1% in our obsolescence charges would have adversely affected our reported operating income for fiscal year 2005 by approximately $303,000 and our net income for that year by approximately $185,000.

Allowance for doubtful accounts
In the ordinary course of business, the Company grants non-interest bearing trade credit to its customers on normal credit terms. We maintain an allowance for doubtful accounts receivable based upon our historical collection experience and expected collectibility of the accounts receivable. In an effort to reduce our credit risk, we (i) establish credit limits for all of our customer relationships, (ii) perform ongoing credit evaluations of our customers’ financial condition, (iii) monitor the payment history and aging of our customers’ receivables, and (iv) monitor open orders against an individual customer’s outstanding receivable.

The company establishes specific reserves for those accounts which file for bankruptcy, have no payment activity for 180 days or have reported major negative changes to their financial condition.
The allowance for bad debts at March 31, 2005 and 2004 amounted to 0.4% and 0.7%, respectively of accounts receivable. Bad debt expense for the fiscal years ended March 31, 2005, 2004 and 2003 was 0.0%, 0.1%, and 0.4% of net sales, respectively.

While management is diligent in its evaluation of the adequacy of the allowance for doubtful accounts, an unexpected event, such as the bankruptcy filing of a major customer, could have an adverse effect on our future financial statements.
A 0.1% increase in our bad debt expense would have resulted in a decrease in our fiscal year 2005 reported operating income of approximately $303,000 and a decrease in our 2005 reported net income of approximately $185,000.

Valuation of long-lived and intangible assets and goodwill.

We are required to make judgments regarding the value assigned to acquired intangible assets and their respective useful lives when we acquire them. Our determination of the values and lives was based on our analysis of the requirements of SFAS No. 141 and No. 142, as well as an independent valuation of such assets.

Under SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite-lived intangible assets are no longer amortized, but must be tested for impairment at least annually. Intangible assets with definite lives are amortized over their respective estimated useful lives. Intangible assets with finite lives and other long-lived assets must also be evaluated for impairment when management believes that the carrying value of the asset may not be recovered.

Management estimates the undiscounted and discounted cash flows (fair values) of goodwill and intangible assets based on an analysis of (i) period-to-period sales and profitability by brands, (ii) industry trends, (iii) annual budget and projected sales and gross margins by brands, inflation rate, brand growth rate and advertising spend rates. There were no impairments of goodwill, indefinite-lived intangible assets or other long-lived assets during the years ended March 31, 2005 and 2004. Goodwill and other long-term assets amounted to $919.1 million and $295.2 million at March 31, 2005 and 2004, respectively.

Comment #3:

We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. Please provide us the following information in a disclosure-type format:

a.
The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b.
The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of new products.

c.
To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, e.g. end-customer demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, explain preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the balance sheet date.

d.	If applicable, any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e.	A roll forward of the accrual for each estimate for each period presented showing the following:

•	Beginning balance,
•	Current provision related to sales made in current period,
•	Current provision related to sales made in prior periods,
•	Actual returns or credits in current period related to sales made in current period,
•	Actual returns or credits in current period related to sales made in prior periods, and
•	Ending balance.

f.
In your discussion of results of operations for the period to period revenue comparisons, the amount of and reason for fluctuations for each type of reduction of gross revenue, e.g. product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Response to Comment #3:

Because of the nature of the Company’s business and products, it is virtually impossible to link product returns to actual product shipments made in a particular accounting period. As discussed in Response to Comment #2 above, the methodology utilized by the Company has produced an accurate and relatively stable estimate of these amounts. Additionally, the Company has not discussed these variations in its Management Discussion and Analysis because there have not been material changes to the amounts recorded period-to-period.
In response to Staff question “d” above, please be advised that the Company does not make and has not made shipments as a result of incentives and/or in excess of its customers' ordinary course of business inventory levels. In addition, the Company does not extend rebates or volume discounts to its customers.

In response to Comment #3, the Company offers the following revised disclosure, which it plans to include in future filings with the Commission.

Revenue Recognition.
We comply with the provisions of Securities and Exchange Commission Staff Accounting Bulletin 104 “Revenue Recognition,” which states that revenue should be recognized when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been shipped and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. The Company has determined that the risk of loss generally occurs when product is received by the customer, and, accordingly recognizes revenue at that time.

As is customary in the consumer products industry, we participate in the promotional programs of our customers to enhance the sale of our products. The cost of these promotional programs is generally recorded as a reduction of sales and is ultimately based on the number of units sold during a finite period of time. These promotional programs consist of direct to consumer incentives such as coupons and temporary price reductions, as well as incentives to our customers, such as slotting and display fees, and cooperative advertising. The Company does not provide incentives to customers for the acquisition of product in excess of normal inventory quantities. Such incentives would increase the potential rate for future returns, as well as reduce sales in the subsequent fiscal period.

Estimates of costs of promotional programs (based on the number of units sold) are based on (i) historical sales experience, (ii) the current offering, (iii) forecasted data and (iv) current market conditions, and communications with customer purchasing/marketing personnel. At the completion of the promotional program, the estimated amounts are adjusted to actual results. While our promotional expense for the fiscal year ended March 31, 2005 was $10,120,000 we participated in 5,922 promotional campaigns, resulting in an average cost of $1,708 per campaign. Of such amount, only 290 payments were in excess of $5,000. Management believes that the estimation methodologies employed, combined with the nature of the promotional campaigns, makes the likelihood remote that its obligation would be misstated by a material amount. However, for illustrative purposes, a one percentage point change in the estimated redemption rates at March 31, 2005 would adversely affect our fiscal year 2005 sales and operating income by approximately $101,000, respectively. Net income would be adversely affected by approximately $61,000.

The Company also periodically runs couponing programs in Sunday newspaper inserts or as on package instant redeemable coupons. The Company utilizes a national clearing house to process coupons redeemed by customers. At the time a coupon is distributed, a provision is made based upon historical redemption rates for that particular product and information provided by the clearing house’s experience with coupons of similar dollar value, the length of time the coupon is valid, and the seasonality of the coupon drop, among other factors. During the fiscal year ended March 31, 2005, the Company had 27 coupon events. The amount expensed and accrued for these events during the fiscal year was $2.3 million, of which $2.0 million was redeemed during the fiscal year.

Additionally, the Company is required to estimate the impact of future product returns on the current statement of financial condition and results from operations. The Company’s methodology with respect to product returns and its effects on sales are described above under Allowances for product returns.

In response to the Staff’s comment “e”, the Company notes that the Company’s Annual Report on Form 10-K for the year ended March 31, 2005 includes a rollforward of reserves for sales returns, allowance for doubtful accounts, and allowance for inventory obsolescence on Schedule II - Valuation and Qualifying Accounts. The following table provides supplemental information on the Company’s co-operative promotional and coupon reserves. The Company plans to add this information as separate line items on Schedule II - Valuation and Qualifying Accounts in future filings. The Company advises the Staff that it does not track the activity of or maintain separate reserves for chargebacks, rebates, or other discounts and allowances because the Company does not offer discounts of that nature to its customers.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(dollars in thousands)

	Balance at Beginning of Year	Charged to Expense	Deductions	Other		Balance at End of Year
Predecessor Basis
Year ended March 31, 2003
Reserves for trade promotion	$2,145	$3,127	$3,044	$—		$2,228
Reserve for consumer coupon redemptions	113	546	597	—		62

Period from April 1, 2003 to February 5, 2004
Reserves for trade promotion	2,228	3,241	3,526	—		1,943
Reserve for consumer coupon redemptions	62	473	525	—		10

Successor Basis
Period from February 6, 2004 to March 31, 2004
Reserves for trade promotion	1,943	213	1,542	549	(1)	1,163
Reserve for consumer coupon redemptions	10	60	0	196	(1)	266

Year ended March 31, 2005
Reserves for trade promotion	1,163	10,120	10,193	403	(2)	1,493
Reserve for consumer coupon redemptions	266	2,265	2,241	—		290

(1)    As a result of the acquisition of Spic and Span, the Company recorded reserves for trade promotion expense in purchase accounting.

(2)    As a result of the acquisition of Bonita Bay, the Company recorded reserves for trade promotional expense in purchase accounting.

Comment #4:

Your revenue recognition and inventory management appear to depend on data provided by third parties. We believe that greater uncertainty related to these accounting activities may exist due to the extent of your dependence on data generated by third parties. Please provide the following information in a disclosure-type format:

•	The nature of data used in accounting for these activities and your process for ensuring its accuracy and completeness.
•	Describe the nature and frequency of disputes with third parties and the magnitude of related amounts.
•	Discuss the impact of these factors on the related critical accounting estimates.
•	Link this discussion to your revenue restatements and planned corrective actions.

Response to Comment #4:

The Company supplementally advises the Staff that the Company receives orders from retailers and/or brokers primarily by electronic data interchange, or EDI, which automatically enters each order into its EDP systems located in the Company’s Jackson Hole, Wyoming support center. Upon receipt, each order is reviewed electronically for compliance with appropriate credit limits, sufficient quantities on-hand, and routed to the Company’s distribution center in St. Louis, Missouri. The distribution center, in turn, sends an electronic confirmation that the order was received, fills the order and ships the product to the customer. Upon shipment, the distribution center delivers an electronic confirmation to the Company’s support center, after which an invoice is sent to the customer. The following day, the appropriate documents supporting the delivery are forwarded to the support center where they are reviewed. Shipping errors are investigated by the Company’s support center personnel directly with customers as the need arises.

To maintain data integrity, distribution center personnel perform daily inventory “cycle counts” that are forwarded to the Company’s support center where they are reconciled against the Company’s perpetual inventory. Any discrepancies are investigated by the Company with distribution center personnel. In addition, the Company reconciles its full perpetual inventory with records maintained by the third party distribution center on a monthly basis, investigating significant discrepancies.

The Company has not had any disputes with its third party distribution center, nor did its relationship with the distribution center have any impact on the Company’s decision to restate previously issued financial statements. This relationship does not have any impact on any critical accounting estimate.

Results of Operations of Prestige Brands Holdings, Inc. and Combined Medtech Holdings, Inc. and The Denorex Company ("the predecessor")
Fiscal 2005 Compared to Fiscal 2004, page 25
Adjusted Earnings Before Interest Depreciation and Amortization ("Adjusted EBITDA"), page 27

Comment #5:

You disclose that Adjusted EBITDA is presented because it is your understanding that certain members of the financial community use this as another measure of a company's financial results and operating performance. We believe that disclosure of non-GAAP measures, such Adjusted EBITDA, that eliminate recurring items are not permissible unless management reasonably believes the financial impact of items will disappear or become immaterial within a near-term finite period. Since the items excluded from Adjusted EBITDA are significant components of your business, the financial impact of these items will not disappear or become immaterial in the future. While Item 10(e) of Regulation S-K does not expressly prohibit the removal of recurring items, Answer 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" indicates that registrants must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance. The Answer to Question 8 of the Non-GAAP FAQ, further states it is permissible, and may be necessary, to identify, discuss, and analyze material items, whether they are recurring or non-recurring in MD&A and it may be necessary to discuss the nature of such items and their significance to an investor in evaluating the company's results of operations. We believe that material items such as depreciation, amortization, interest expense, and income taxes should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP measure. Please confirm your intention to delete Adjusted EBITDA as a supplementary non-GAAP operating performance measure in future filings or tell us how your disclosure complies with Item 10 of Regulation S-K.

Response to Comment #5:

The Company has grown significantly over the past several years through the combined efforts of management and several private investment firms. The growth strategy was driven by the availability of additional capital, debt financing and the need to acquire additional consumer brands, the most significant of which was the acquisition of Bonita Bay Holdings, Inc. in April 2004. Due to the nature of the Company’s genesis, management believed providing this information in its public filings was appropriate and useful to understanding the Company’s financial statements.

We nevertheless hereby confirm, on behalf of the Company, that it intends to discontinue disclosure of Adjusted EBITDA as a supplementary non-GAAP operating performance measure in future filings with the Commission. The company, however, does reserve the right, pursuant to and in conformity with Regulation G, to publicly disclose such a non-GAAP measure as an aid to investors.

Item 9A. Controls and Procedures, page 36

Comment #6:

In Amendment No. 2, you restated prior year financial statements to correct various accounting errors related to revenue recognition. We note your statement that you are changing "controls and accounting policies surrounding the review, analysis and recording of shipments and shipping terms with customers, including the selection and monitoring of appropriate assumptions and guidelines to be applied during the review and analysis of all customer terms." Please explain more specifically in a disclosure-type format the processing difficulties related to this review, analysis and recording of shipments and shipping terms that led to these accounting errors. Describe the estimates and related assumptions required in this revenue recognition process. Describe the change that you expect to make to your revenue recognition accounting policies. Link this discussion to your response to comment three.

Response to Comment #6:

The Company supplementally advises the Staff that prior to September 30, 2006, consistent with its stated, published pricing and shipping terms and conditions to its customers (“FOB-shipping point”) as well as with what management believed to be the industry standard, the Company recorded revenues at the time of shipment. As a part of its efforts to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, however, further analysis of the Company’s terms of shipment revealed that the Company had executed various agreements and was subject to various purchase order conditions with many of its customers that made it often unclear when, from a legal standpoint, risk of loss passed to these customers. Additionally, while generally not required to do so, the Company, for customer relations purposes, often would replace damaged or missing product as an accommodation to its customers. In these circumstances, the Company would seek recourse against the common carrier or the insurance company for compensation of such losses. As a result, management determined that the Company’s practices created “'synthetic' FOB Destination” shipping terms.

The FOB Destination shipping policy that emerged as a result of the Company’s examination of its policies and procedures did not conform with how the Company was previously recording revenue and, accordingly, the Company determined that it had not fully complied with the provision of SAB 104 that requires that the product must be delivered and the customer has taken ownership and assumed the risk of loss for the sale to be complete. Accordingly, the Company adopted a more conservative FOB Destination revenue recognition policy and adjusted its operating and accounting policies to efficiently and effectively capture the information necessary to conform to such revenue recognition policy.

The Company has implemented procedures to track product shipments and estimate the average shipping duration (approximately 4 days) and accordingly, has adjusted its cut-off date for recognition of revenues. Management evaluates these estimates on at least an annual basis and at such time that changes to its warehousing and logistics arrangements warrant such a review.

Consolidated Financial Statements
Prestige Brands Holdings, Inc.
Prestige Brands International LLC
Business and Basis of Presentation
Inventories

Comment #7:

You disclose on pages 8 and 9 that third parties fulfill all of your manufacturing needs and that Warehousing Specialist, Inc. and Nationwide Logistics, Inc. perform your warehousing and distribution activities. Please describe to us in a disclosure-type format the following information regarding your inventory accounting policy:

•	The contractual terms governing transfer of title and risk of loss from the third party manufacturing firm to our warehouse firm and your basis for recording receipt of inventory; and
•	The contractual terms governing your product returns to third party manufacturers.

Response to Comment #7:

The Company supplementally advises the staff that inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out method. Inventory purchases consist of componentry for further assembly, finished goods or packaging materials. The Company’s customary terms with its product suppliers are generally “FOB Shipping Point,” which require the Company to take ownership and assume the risk of loss when the product is picked up by the common carrier at the vendor’s warehouse. It is at that point that the Company records the inventory and the related obligation to the vendor.

Because the Company assumes the risk of loss at the shipping point, claims for damaged or missing product are filed against the common carrier or the Company’s insurance carrier. Claims against our suppliers/vendors are limited to situations where the product does not conform to the pre-defined production specifications.

The Company provides a reserve for slow moving and obsolete inventory. See Allowances for obsolete and damaged inventory above.

Supplemental Comment:

The Company has interpreted the Supplemental Comment as being to the effect of: “Please explain why International failed to file a separate Annual Report on Form 10-K for the year ended March 31, 2005. In the absence of a satisfactory explanation, please file the form in question.”

Response to Supplemental Comment:

Although both Holdings and International are required to file reports under Section 13 of the Exchange Act, Holdings, the parent and holding company of International, conducts no ongoing business operations of its own. As a result, the financial information for Holdings and International is identical, particularly for the purposes of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Accordingly, Holdings and International have filed combined reports as they believed they were allowed to do by the applicable rules.

Please note that Holdings filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2005 on June 15, 2005. On June 28, 2005 an amendment to that report was filed adding information about International pursuant to Instruction I to Form 10-K as well as the legend required by Instruction I that: “Prestige Brands International, LLC meets the conditions set forth in general instructions (I) (1) (a) and (b) of Form 10-K and is therefore filing this Form10-K/A with the reduced disclosure format.”

The Company was advised at the time of the filing of these reports in 2005 both by counsel and by its independent registered accounting firm that the reporting by International using the abbreviated disclosure format prescribed by Instruction I to Form 10-K was appropriate. Upon review, that appears still to be the case.

On behalf of the Company, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with respect to this response to the Comment Letter and the Supplemental Comment.

Very truly yours,

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, P.C.

/S/ Gary M. Brown
Gary M. Brown

cc: Charles Jolly, Esq.